UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-41847

Alpha Technology Group Ltd

Unit B, 12/F, 52 Hung To Road

Kwun Tong, Kowloon, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Results of Alpha Technology Group Limited’s 2024 Extraordinary General Meeting

The 2024 extraordinary general meeting of shareholders (the “Meeting”) of Alpha Technology Group Limited (the “Company”) was held at 22/F, Euro Trade Centre, 13-14 Connaught Road Central, Central, on November 4, 2024 at 10:00 a.m. (Hong Kong Time), pursuant to notice duly given.

At the close of business on November 4, 2024, the record date for the determination of shareholders entitled to vote at the Meeting, there were 16,462,500 ordinary shares outstanding, each share being entitled to one vote, constituting all of the outstanding voting securities of the Company. At the Meeting, not less than one shareholder holding shares or a class or series of shares entitled to vote on resolutions attended the meeting, constituting a quorum.

At the Meeting, the shareholders of the Company adopted the following resolutions:

1.	as a resolution, that the existing Second Amended and Restated Memorandum and Articles of Association (the “Current Effective M&AA”) of the Company be amended and restated by the deletion of Clause 8 in its entirety, and references to Clause 8 in Clause 12, which reflects the amendment on the shareholding requirement for variation of rights of shares of the Company (“Resolution No. 1”);

2(a).	as a resolution, the Company’s maximum number of shares authorised to be issued being 1,500,000,000 shares of US$0.0001 par value each, be and is hereby re-classified and re-designated as 1,500,000,000 shares in aggregate divided into 900,000,000 Class A ordinary shares with a par value of US$0.0001 each with 1 vote per share (“Class A Ordinary Shares”), and 600,000,000 Class B ordinary shares with a par value of US$0.0001 each with 20 votes per share (“Class B Ordinary Shares”), and THAT the current issued and outstanding 16,462,500 ordinary shares of par value of US$0.0001 each be and are re-classified and re-designated as Class A Ordinary Shares (“Resolution No. 2(a)”);

2(b).	as a resolution, the Memorandum and Articles of Association of the Company be amended and restated by the deletion of the Current Effective M&AA in their entirety and the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association (the “Amended M&A”) as set forth in Appendix A to the meeting notice, which reflects the reclassification and redesignation of the Company’s authorised shares (“Resolution No. 2(b)”); and

2(c).	as a resolution, the surrender and issue of shares of certain shareholder as follows be approved (“Resolution No. 2(c)”).

Name of Shareholder	Number of Existing Shares held	Number of Shares to be held Given Effect to Share Redesignation and Reclassification	Number of Shares to be Held Giving Effect to Share Redesignation, Reclassification, Surrender and Issue
Tsang Chun Ho, Anthony	1,597,500 Ordinary Shares	1,597,500 Class A Ordinary Shares	1,200,000 Class B Ordinary Shares 397,500 Class A Ordinary Shares

The lock-up restrictions, being the lock-up period of three years from the date of grant (i.e. October 10, 2024) attached to the 1,200,000 Class A Ordinary Shares surrendered, shall remain in full force and continuance on the Class B Ordinary Shares issued.

The results of the votes at the Meeting for the resolutions were as follows:

	Resolution	For	Against	Abstain
1	Resolution No. 1	1,683,123	745	79
2	Resolution No. 2(a)	1,683,180	761	6
3	Resolution No. 2(b)	1,681,186	755	2,006
4	Resolution No. 2(c)	1,683,117	824	6

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alpha Technology Group Ltd

Date: November 4, 2024	By:	/s/ Tsang Chun Ho, Anthony
	Name:	Tsang Chun Ho, Anthony
	Title:	Executive director and president

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